RESOLUTION
Of the
BOARD OF DIRECTORS
Of
BRIGHTON OIL & GAS, INC.

The undersigned, being the duly appointed and acting member of the Board of Directors of **BRIGHTON OIL & GAS, INC.**, a Nevada corporation (the "Corporation"), does herby consent to the adoption of, and herby adopt, the following resolution with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, to section 78.315(2) of the Nevada Revised Statutes and pursuant to the bylaws of the Corporation, without the formality of convening a meeting do herby consent the following actions of the Company, to be effective as of the 1st day of February 2008.

Whereas the purpose of the meeting is (i) to appoint a new officer and director of the Corporation who can serve the best interests of the Corporations shareholders and (ii) to provide a solid corporate foundation for that director and officer to discharge his duties.

Whereas Mr. Stidham has submitted to the Board his resignation as an officer of the Corporation, subject to and conditioned upon the Board's adoption of new bylaws of the Corporation, the fixing of the size of the Board pursuant to those bylaws by two members, the appointment of one new officer for the Corporation, and the completion of the other actions set forth in this Written Consent.

Resignation of Officers

BE IT RESOLVED, that as of February 1, 2008 Charles Stidham has resigned as President and Chief Executive Officer and Director for Brighton Oil & Gas, Inc.

Appointment of Officer

FURTHER RESOLVED, that as of February 1, 2008, Jeff Joyce be and herby is appointed as the President for Brighton Oil & Gas, Inc.

FURTHER RESOLVED, that as of February 1, 2008, Dean Elliott be and herby is appointed as the Vice-President and Secretary for Brighton Oil & Gas, Inc.

Jeff Joyce, President